EXHIBIT 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 1/15/26 to 1/20/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
1/15/2026	Sell	13,220	11.30
1/16/2026	Sell	24,838	11.33
1/20/2026	Sell	23,534	11.15